BMO Funds, Inc.

111 E. Kilbourn Ave., Suite 200

Milwaukee, WI 53202

May 6, 2016

VIA EDGAR

Deborah O’Neill Johnson
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C.  20549

Re:

BMO Funds, Inc. (the “Registrant”) File Nos. 33-48907 and 811-58433

Dear Ms. O’Neill Johnson:

This letter responds to one of the comments received from you on Wednesday, May 4, 2016 regarding Post-Effective Amendment Number 115 to the Registrant’s Form N-1A Registration Statement  filed on March 18, 2016 (the “Post-Effective Amendment”) on behalf of the BMO Floating NAV Prime Money Market Fund (the “Fund”).  The Registrant filed the Post-Effective Amendment for the purpose of registering the Fund as new series of the Registrant.

Responses to the other comments you provided are forthcoming and will be submitted in separate correspondence.

Comment:  In the “Principal Investment Strategies” section of the Prospectus, the Fund discloses that the net asset value (“NAV”) of its shares will “float” by October 2016.  If the NAV of the Fund’s shares will not be floating when the Fund’s shares are first offered for sale, please revise the Fund’s name.

Response: For the information of the staff, the Registrant has been informed by multiple industry service providers including, among others, transfer agents, custodians, and the NSCC, that the technological capabilities needed to “float” a money market fund’s NAV and calculate the NAV to the fourth decimal place will not be achieved until very close to the October 14, 2016 compliance deadline.  Accordingly, launching the Fund prior to October 2016 with a floating NAV is not feasible.

Further, for operational reasons, the institutional shareholders in the Registrant’s existing BMO Prime Money Market Fund and BMO Tax-Free Money Market Fund must begin transitioning to either the BMO Government Money Market Fund or the

Fund sometime in June or July 2016.  This transition will entail moving thousands of accounts which cannot be accomplished in only a few days.  Accordingly, waiting to make the Fund available for sale until the Fund’s NAV is floating is not feasible.

Instead of changing the Fund’s name to remove the words “Floating NAV,” the Registrant’s recommended course of action is to leave the name as is and enhance the disclosure regarding the Fund’s intended transition from a stable NAV fund to a floating NAV fund between the date the Fund is first offered for sale and the compliance deadline of October 14, 2016.  If this is not acceptable to the staff, the only feasible alternative is to name the Fund “BMO Prime Money Market Fund” and change the name of the existing BMO Prime Money Market Fund to “BMO Stable Prime Money Market Fund.”

The Registrant believes using the term “Floating NAV” in the Fund’s name is in the best interest of shareholders, as it provides in clear terms full transparency of the Fund’s planned operations.  The Registrant does not want to obfuscate that critical element over a concern about how quickly it may float.  If the Fund’s name does not include these words, shareholders may be surprised to learn that the Fund intends to operate as a floating NAV fund as soon as feasible.  The Fund’s name is often the first thing a shareholder sees, and by keeping these words in the name, the Registrant’s intent is to ward off any subsequent shareholder confusion.

If the alternative name is used, a retail shareholder could invest in the Fund without reading the prospectus disclosure indicating the Fund’s intent to have a floating NAV, which may lead to unexpected results for the shareholder. The Registrant would like to avoid this if at all possible and hopes that the staff will agree that the proposal described above is the best course of action.

* * *

Please let me know your thoughts on the proposal described above.  I can be reached at 414-287-8754.

Very truly yours,

/s/ Michael J. Murphy

Michael J. Murphy